SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November 2006

Commission file number: 001-16143

SCHERING AKTIENGESELLSCHAFT

Muellerstrasse 178

13353 Berlin

Federal Republic of Germany

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X] Form 40-F [_]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes [_] No [X]

PRESS RELEASE

Schering AG maintains strong growth momentum during first nine months of 2006

–	Net Sales:	+9%
–	Operating Profit:	+20% (adjusted for one-time effects)
–	Betaferon®:	+16%

Berlin, November 27, 2006 – Schering AG, Germany (FSE: SCH) continued to grow strongly during the first nine months of 2006, achieving an organic net sales growth of 9%. In total, net sales increased to EUR 4,180 million.

Both the multiple sclerosis drug Betaferon® and the world’s leading oral contraceptive Yasmin® demonstrated double-digit growth rates in the first nine months of 2006. Sales of Betaferon® increased by 16% to EUR 727 million. Betaferon was granted marketing authorization as first-line treatment for the earliest stages of multiple sclerosis in Europe, Canada and the United States by the end of October 2006. Net sales of Yasmin* increased by 33% to EUR 566 million. In October 2006, the FDA approved an extended indication of YAZ®, which is now available for the treatment of the emotional and physical symptoms of the premenstrual dysphoric disorder (PMDD), a severe form of the premenstrual syndrome (PMS). Sales of the intrauterine system Mirena® increased by 27% to EUR 217 million.

Schering AG’s Oncology business showed a solid increase in net sales of 9% in the first nine months of 2006. This growth was mainly driven by double-digit growth rates of Bonefos® (+19%) and Campath® (+15%).

“We are very pleased with the performance of our key products, which contributed to our overall strong growth rates during the first nine months of 2006,” said Arthur J. Higgins, Chairman of the Executive Board of Schering AG. “It is particularly encouraging that we have been able to maintain our strong growth momentum while we prepare for the successful integration of Bayer Schering Pharma AG.”

In the United States Region (+18%), Latin America/Canada Region (+21%) and the Asia/Pacific Region (+18%), Schering AG increased net sales significantly. In the Europe Region, net sales increased by 5%.

After adjusting for one-time effects in connection with divestitures and takeover-related expenses, the operating profit increased by 20% to EUR 853 million. This corresponds to an operating margin of 20.4%. Including these one-time effects, net profit (€466m) and earnings per share (€2.45) were each 3% below the previous year’s level.

* Includes net sales of Yasmin®, YAZ® and Yasminelle®

Unless otherwise indicated, all narrative refers to currency adjusted sales growth rates.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products, Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

It is planned that Schering AG will be renamed Bayer Schering Pharma Aktiengesellschaft. A corresponding resolution was passed at the Extraordinary General Meeting of Schering AG on September 13, 2006. Until the name change has been registered in the commercial register, the company will continue to operate under the name Schering AG. According to the resolution of the General Meeting, the Executive Board will not file an application for registration before December 1, 2006.

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Media Relations: Oliver Renner, T: +49-30-468 124 31, oliver.renner@schering.de

Media Relations: Verena von Bassewitz, T: +49-30-468 19 22 06, verena.vonbassewitz@schering.de

Investor Relations: Dr. Jost Reinhard, T: +49-30-468 150 62, jost.reinhard@schering.de

Find additional information at: www.schering.de/eng

Certain statements in this press release that are neither reported financial results nor other historical information are forward-looking statements, including but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Schering AG’s plans and objectives to differ materially from those expressed or implied in the forward-looking statements. Certain factors that may cause such differences are discussed in our Form 20-F and Form 6-K reports filed with the U.S. Securities and Exchange Commission. Schering AG undertakes no obligation to update publicly or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Q1-3/2006 at a Glance

→	NET SALES GROWTH:	+7%
→	OPERATING PROFIT:	+20% (adjusted)
→	BETAFERON®:	+16%

In the first nine months of 2006, the Schering AG Group achieved an organic net sales growth of 9%. Negative structure effects slightly impacted net sales growth. In total, net sales increased by 7% to €4,180m in comparison to the previous year’s figures. In the third quarter of 2006, total net sales remained at the previous year’s level. After adjusting for structure and negative currency effects, net sales increased by 5%. The recall of our X-ray contrast agent Ultravist® in the formulation 370 mgI/ml had a negative impact on net sales. After adjusting for this effect, net sales increased by 7% in the third quarter 2006.

The operating profit during the first nine months of 2006 was €690m, 3% below the previous year’s result. After adjusting for one-time effects amounting to €163m in connection with divestitures and takeover-related expenses, the operating profit increased by 20% to €853m. Including these one-time effects, net profit (€466m) and earnings per share (€2.45) were each 3% below the previous year’s level.

Cash flows from operating activities amounted to €733m, 9% below the first nine months of 2005. On September 30, 2006, the net cash position (net of cash and cash equivalents, marketable securities and borrowings) was €1,311m in comparison to €954m at the end of 2005.

Key data	€m		Change	€m		Change
	Q1-3/2006	Q1-3/2005	in %	Q3/2006	Q3/2005	in %
Net sales	4,180	3,902	+7%	1,356	1,355	0%
Gross profit	3,219	2,972	+8%	1,044	1,036	+1%
Operating profit	690	710	–3%	280	244	+15%
Profit before taxes	734	751	–2%	291	248	+17%
Net profit	466	480	–3%	165	160	+3%
Cash flows from operating activities	733	805	–9%	199	385	–48%
Basic earnings per share (€)	2.45	2.53	–3%	0.87	0.85	+2%

Employees (Sept. 30, 2006 / Dec. 31, 2005)	23,050	24,124	–4%	–	–	–

Top-selling products			Net sales Q1-3/2006	Change from Q1-3/2005
			€m	total	currency adjusted
1.	Betaferon®/Betaseron®	(Specialized Therapeutics)	727	+16%	+16%
2.	Yasmin®*	(Gynecology&Andrology)	566	+34%	+33%
3.	Magnevist®	(Diagnostic Imaging)	240	0%	0%
4.	Mirena®	(Gynecology&Andrology)	217	+28%	+27%
5.	Ultravist®	(Diagnostic Imaging)	174	–8%	–10%
6.	Iopamiron®	(Diagnostic Imaging)	160	–10%	–5%
7.	Diane®	(Gynecology&Andrology)	134	+3%	0%
8.	Microgynon®	(Gynecology&Andrology)	110	+12%	+10%
9.	Meliane®	(Gynecology&Andrology)	93	0%	–2%
10.	Fludara®	(Oncology)	91	+16%	+15%
	Total		2,512	+13%	+12%
	Total as % of Group sales		60%
*	Net sales include net sales of Yasmin®, YAZ® and Yasminelle®

In this Interim Report, percentage changes in our depiction of sales developments have been calculated on the basis of figures expressed in thousands of euros.

Sales Trends by Region

Q1-3/2006
Net sales by Region	€m		Change from Q1-3/2005				% of total
	Q1-3/2006	Q1-3/2005	total	volume/price	currency	structure	Q1-3/2006	Q1-3/2005
Europe Region	1,889	1,856	+2%	+5%	0%	–3%	45%	48%
United States Region*	875	746	+17%	+18%	0%	–1%	21%	19%
Japan Region	275	316	–13%	–8%	–5%	0%	7%	8%
Latin America/Canada Region	418	331	+26%	+21%	+5%	0%	10%	8%
Asia/Pacific Region	223	185	+21%	+18%	+3%	0%	5%	5%
Other Activities	500	468	+7%	+7%	0%	0%	12%	12%
thereof: Medrad*	261	222	+18%	+17%	+1%	0%	6%	6%
thereof: Intendis**	178	169	+5%	+6%	–1%	0%	4%	4%
Total	4,180	3,902	+7%	+9%	0%	–2%	100%	100%

Q3/2006
Net sales by Region	€m		Change from Q3/2005				% of total
	Q3/2006	Q3/2005	total	volume/price	currency	structure	Q3/2006	Q3/2005
Europe Region	582	628	–7%	–2%	0%	–5%	43%	46%
United States Region*	313	268	+17%	+23%	–5%	–1%	23%	20%
Japan Region	80	106	–26%	–19%	–7%	0%	6%	8%
Latin America/Canada Region	139	124	+13%	+16%	–3%	0%	10%	9%
Asia/Pacific Region	77	68	+13%	+14%	–1%	0%	6%	5%
Other Activities	165	161	+2%	+6%	–4%	0%	12%	12%
thereof: Medrad*	90	85	+6%	+11%	–5%	0%	7%	6%
thereof: Intendis**	57	59	–2%	+2%	–4%	0%	4%	4%
Total	1,356	1,355	0%	+5%	–3%	–2%	100%	100%
*

Since January 1, 2006, the Medrad Group’s global business with application technologies is no longer reported as part of the segment United States Region, but is accounted for in Other Activities. The previous year’s figures have been adjusted accordingly.

**	External net sales of the Intendis Group and net sales of other group companies with dermatology products

All narrative in this section refers to currency adjusted sales growth rates unless otherwise indicated.

Net sales of Yasmin® include net sales of Yasmin®, YAZ® and Yasminelle®.

Europe Region

In the Europe Region, we recorded a total net sales increase of 2% in the first nine months of 2006. After adjusting for structure effects resulting from the divestiture of our radiopharmaceuticals business as well as the sale of our 50 percent stake in the German ALK-Scherax Arzneimittel GmbH, net sales increased by 5%. In the third quarter, net sales decreased by 2% mainly due to the recall of our X-ray contrast agent Ultravist® in the formulation 370 mgI/ml.

Particularly net sales of our top-selling products, Betaferon® and Yasmin®, continued to develop well, with increases of 14% and 34%, respectively. In contrast, net sales of Diane® decreased by 10% because of generic competition.

In Germany, our largest market in this Region, as well as France, net sales increased organically by 2% and 4%, respectively. The net sales increase in France was primarily the result of the excellent development of Yasmin®.

Net sales in Great Britain increased by 12%, which was mainly due to net sales increases of products for female contraception as well as our oncology products.

In Italy, net sales decreased by 7% due to legislatively mandated price reductions.

Our business in Eastern Europe continued to develop particularly well. In Russia, net sales increased by 81% to a total of €101m in connection with the increase in governmental healthcare budgets. Net sales of Betaferon® as well as our oncology products particularly benefited from this increase.

United States Region

Our U.S. business grew organically by 18% in the first nine months of the year. In the third quarter alone, net sales increased by 23%.

Due to the increased demand of Yasmin®, net sales rose by 28%. With a net sales increase of 54%, we were able to further expand the Mirena® market.

Influenced by positive price effects, net sales of Betaseron® developed very well in the first nine months of the year, increasing by 18%.

Net sales of Magnevist® decreased by 2% in comparison to the previous year’s figure. This was due to stocking effects of wholesalers in the first quarter of 2005 resulting from changes in our distribution channels and therefore does not reflect the actual demand. With Magnevist®, we were able to achieve a net sales increase of 14% in the third quarter.

Japan Region

Net sales in the Japan Region in the first nine months of 2006 decreased by 8% in comparison to the previous year’s figure.

This decrease was primarily the result of legislatively mandated price reductions effective since April 2006. Furthermore, the Japanese market for X-ray contrast media is subdued by price pressures resulting from intense generic competition. Thus, our X-ray contrast medium, Iopamiron®, which accounts for almost 50% of total net sales in Japan, recorded a net sales decrease of 7%.

Latin America/Canada Region

Net sales in the Latin America/Canada Region increased by 21% in the first nine months of 2006.

In the largest markets of this Region, Brazil, Mexico and Canada, we were able to increase net sales by 16%, 30% and 11%, respectively. We make approximately two-thirds of our net sales of this Region in these three markets.

The net sales growth of our two strongest products in this Region, Yasmin® and Betaferon®, developed very well (+53% and +21%, respectively). In addition, net sales of Microgynon® (+13%) and Diane® (+12%) increased despite generic competition.

Asia/Pacific Region

In the Asia/Pacific Region, we recorded a net sales growth of 18% in the first nine months of 2006.

This development was particularly due to the strong sales growth in China and South Korea of 43% and 27%, respectively. In Australia, net sales increased by 6%. In these three markets, we generate nearly three-quarters of total net sales in this Region.

Despite the recall of our X-ray contrast agent Ultravist® in the formulation 370 mgI/ml in some of the countries of this Region, net sales of Ultravist® developed positively (+17%). In addition, net sales of Yasmin® increased by 43% in the period under review. Net sales of Diane® (+19%) and Microgynon® (+11%) developed very well despite generic competition.

Other Activities

Other Activities mainly comprise the application technologies business for contrast agents of our subsidiary Medrad, Inc. and our dermatology business operated by our subsidiary Intendis GmbH. Net sales of Medrad increased to €261m in the first nine months of 2006. This corresponded to a net sales growth of 17%. Net sales in the dermatology area also developed positively with a net sales increase of 6%. The top-selling product in this area, Advantan®, generated a net sales increase of 11%. In the context of the expansion of the dermatology business in the United States, net sales of Finacea®, a product for the treatment of rosacea, rose by 16%.

Sales Trends by Business Area

Q1-3/2006
Net sales by Business Area and important indication areas*
		€m	Change from Q1-3/2005				% of total
	Q1-3/2006	Q1-3/2005	total	volume/price	currency	structure	Q1-3/2006	Q1-3/2005
Gynecology&Andrology	1,692	1,449	+17%	+16%	+1%	0%	40%	37%
Female contraception	1,450	1,231	+18%	+17%	+1%	0%	35%	32%
Menopause management	132	123	+8%	+6%	+2%	0%	3%	3%
Diagnostic Imaging	987	1,022	–4%	+2%	–1%	–5%	24%	26%
X-ray contrast media	401	438	–8%	–7%	–1%	0%	10%	11%
MRI contrast agents	276	267	+4%	+4%	0%	0%	7%	7%
Application technologies**	261	222	+18%	+17%	+1%	0%	6%	6%
Specialized Therapeutics	923	867	+7%	+9%	0%	–2%	22%	22%
Central nervous system (CNS)	773	682	+14%	+14%	0%	0%	18%	17%
Cardiovascular	104	109	–5%	–3%	–2%	0%	2%	3%
Oncology	342	314	+9%	+9%	0%	0%	8%	8%
Hematology	206	174	+19%	+18%	+1%	0%	5%	4%
Solid tumors	136	140	–3%	–3%	0%	0%	3%	4%
Other Sources	236	250	–5%	–4%	–1%	0%	6%	7%
Dermatology***	178	169	+5%	+6%	–1%	0%	4%	4%
Total	4,180	3,902	+7%	+9%	0%	–2%	100%	100%

Q3/2006
Net sales by Business Area and important indication areas*
		€m	Change from Q3/2005				% of total
	Q3/2006	Q3/2005	total	volume/price	currency	structure	Q3/2006	Q3/2005
Gynecology&Andrology	576	516	+11%	+14%	–3%	0%	43%	38%
Female contraception	495	445	+11%	+13%	–2%	0%	37%	33%
Menopause management	45	37	+23%	+26%	–3%	0%	3%	3%
Diagnostic Imaging	289	350	–18%	–7%	–4%	–7%	21%	26%
X-ray contrast media	103	146	–29%	–26%	–3%	0%	8%	11%
MRI contrast agents	91	89	+2%	+6%	–4%	0%	7%	7%
Application technologies**	90	85	+6%	+11%	–5%	0%	6%	6%
Specialized Therapeutics	307	300	+3%	+8%	–2%	–3%	23%	22%
Central nervous system (CNS)	260	241	+8%	+11%	–3%	0%	19%	18%
Cardiovascular	33	34	–5%	–1%	–4%	0%	2%	3%
Oncology	109	112	–3%	–1%	–2%	0%	8%	8%
Hematology	65	65	0%	+3%	–3%	0%	5%	5%
Solid tumors	44	47	–7%	–6%	–1%	0%	3%	3%
Other Sources	75	77	–2%	+2%	–4%	0%	5%	6%
Dermatology***	57	59	–2%	+2%	–4%	0%	4%	4%
Total	1,356	1,355	0%	+5%	–3%	–2%	100%	100%
*	The indented figures do not add up to the total sales figures as only the key indication areas are listed.
**	External net sales of the Medrad Group
***	External net sales of the Intendis Group and net sales of other group companies with dermatology products

All narrative in this section refers to currency adjusted sales growth rates unless otherwise indicated.

Net sales of Yasmin® include net sales of Yasmin®, YAZ® and Yasminelle®.

Gynecology&Andrology

In the period under review, net sales in the Gynecology&Andrology business area rose by 16%. Net sales of female contraception products increased by 17% in the first nine months of the year. Main growth driver was once again Yasmin®, our most successful oral contraceptive globally. We increased net sales of Yasmin® by 33%. In the menopause management indication area, net sales increased by 6%.

In September 2006, we announced that we will continue our research efforts in male fertility control independent of Organon. A joint Phase II trial was designed to test the reliability and acceptability of two hormones in combination which are known to have a suppressive effect on sperm production. We will build on the knowledge gained from the collaboration with Organon to seek improvements in how such a contraceptive can be better administered.

In October 2006, we received the FDA approval for an extended indication of YAZ®, which is now available for the treatment of premenstrual dysphoric disorder (PMDD). YAZ® is the first and only oral contraceptive with a 24 day regimen that is also clinically effective in treating the symptoms of PMDD, a severe form of premenstrual syndrome (PMS). PMDD is a condition in which women’s emotional and physical premenstrual symptoms are disruptive enough to significantly impact relationships, social activities and work productivity.

Diagnostic Imaging

Net sales in the Diagnostic Imaging business area increased by 2% in the first nine months of the year after adjusting for currency and structure effects. The structure effect is related to the sale of our radiopharmaceuticals business. Adjusted for the effect resulting from the recall of Ultravist® in the formulation 370 mgI/ml, net sales increased by 4% in the first nine months of the year. Net sales of our magnetic resonance imaging contrast agent, Magnevist®, remained at the previous year’s level.

Net sales of our X-ray contrast agent, Ultravist®, declined by 10%. This was caused by the voluntary recall of Ultravist® in the formulation 370 mgI/ml in July of 2006. We are investigating the supply chain and have taken precautionary action by removing the concerned lots of this product. We are taking all necessary measures to ensure a reintroduction of the product into the market as soon as possible.

Specialized Therapeutics

In the Specialized Therapeutics business area, net sales increased by 9% after adjusting for structure effects in the first nine months of the year. Betaferon®, our product for the treatment of multiple sclerosis (MS), was the main sales driver with a net sales increase of 16%. Negative structure effects resulted from the sale of our 50 percent stake in the German ALK-Scherax Arzneimittel GmbH.

In July 2006, we announced the results observed in two recently completed placebo-controlled, randomized, double-blind clinical studies of sargramostim for the treatment of Crohn's disease. Results from the Phase III induction trial (n.o.v.e.l. 4) suggest a treatment benefit but fail to demonstrate superiority in the two primary endpoints of response and/or remission at eight weeks compared to placebo. However, primary and secondary endpoints were met in the n.o.v.e.l. 2 study. This Phase II trial demonstrated that sargramostim is significantly more effective than placebo for induction of corticosteroid-free clinical remission in steroid-dependent Crohn's disease patients.

In the beginning of August 2006, we announced that Betaferon® (marketed as Betaseron® in Canada) has been granted marketing authorization by the Canadian health authorities for an extension of its indication to include the treatment of patients with a first clinical event suggestive of MS. In October 2006, we also received the approval for the indication extension from the FDA. With these approvals, Betaferon® becomes the highest-dose therapy approved for the treatment of the earliest stages of MS. The approval provides an important treatment option for patients to reduce the risk of developing clinically definite MS, and the potential to delay the progression of the disease.

Oncology

Net sales of our Oncology business area increased by 9% in the first nine months of 2006. Net sales of Bonefos® for the treatment of hypercalcemia and osteolysis in cancer patients increased by 19%. Net sales of Campath® for the treatment of chronic lymphatic leukemia rose by 15%.

In September 2006, we announced the formation of a strategic alliance with AstraZeneca to develop and commercialize a novel selective estrogen receptor downregulator (SERD) for the treatment of breast cancer. At this time, the novel SERD is in preclinical development.

In October 2006, we announced the start of the ZEAL study (Zevalin® as consolidation therapy in Aggressive Lymphoma) together with our cooperation partner Biogen Idec Inc. Approximately 400 patients with non-Hodgkin’s Lymphoma (NHL) will be enrolled in this Phase III, international multi-center clinical trial. The study will evaluate the efficacy and safety of Zevalin® in patients with Diffuse Large-B-cell Lymphoma (DLBCL) – the most common type of aggressive non-Hodgkin’s Lymphoma.

Performance

Gross profit in the first nine months of 2006 amounted to €3,219m compared to €2,972m in the comparison period (+8%). Due again to positive product mix effects, the gross margin improved by approximately one percentage point to 77.0%. Marketing and selling costs increased by 5%, which was proportionately less than the increase in net sales, to €1,281m. Engineering and administration costs amounted to €380m, close to the level of the comparison period. Research and development costs amounted to €739m, 5% above the previous year’s figure. As a percentage of net sales, they amounted to 17.7% (first nine months of 2005: 18.1%).

The Other operating result in the first nine months of 2006 was €–129m compared to €40m in the comparison period. This included one-time costs of €139m related to the takeover offers for Schering AG announced in March 2006. These one-time costs mainly include consultancy fees, severance and retention payments as well as expenses from the exercise of stock option plans. Furthermore, the Other operating result includes expenses of €58m relating to the disposal of our global radiopharmaceuticals business and a gain of €34m from the sale of our 50 percent stake in the German distribution company, ALK-Scherax Arzneimittel GmbH.

Overall, operating profit of the first nine months of 2006 was €690m, 3% below the previous year’s figure. Adjusted for the above-mentioned effects from takeover offers and divestitures, the operating profit was €853m (+20%). This corresponds to an adjusted operating margin of approximately 20.4%.

The financial result amounted to €44m compared to €41m in the previous year. Besides lower interest costs from pension obligations, the financial result was particularly affected by gains from the sale of investments and marketable securities, while the financial result in the period of comparison included a gain of €43m from the sale of our 25 percent stake in medac GmbH. The effective tax rate was 36.2% compared to 35.6% in the first nine months of the previous year. Net profit and earnings per share amounted to €466m and €2.45, respectively, and were each 3% below the level of the comparison period.

Liquidity and capital resources

Cash flow analysis

Cash flows from operating activities decreased by 9% compared to the first nine months of 2005 to €733m. This decrease was primarily due to a reduction of liabilities and current provisions.

Cash flows used in investing activities amounted to €5m and increased strongly compared to €–289m in the comparison period. This development was mainly due to the sale of marketable securities of €230m in the reporting period. This was partly offset by cash outflows totaling €98m, which resulted from the divestiture of our radiopharmaceuticals business and the sale of our stake in ALK-Scherax in the first half of 2006.

Cash flows used in financing activities amounted to €–194m, slightly above the level of the comparison period (€–183m). These cash outflows were mainly due to dividend payments of €229m which were €37m above the figure of the first nine months of 2005. Furthermore, the purchase of treasury shares resulted in cash outflows of €74m. This was offset by cash inflows of €124m from the sale of treasury shares in order to settle stock option plans.

The Group’s cash and cash equivalents rose to €1,364m compared to €776m (excluding liquidity attributable to the disposal group) as of December 31, 2005. The net cash position (cash and cash equivalents and marketable securities less borrowings) was €1,311m as of September 30, 2006 (December 31, 2005: €954m).

Capital expenditure

Based on current exchange rates, the Group’s capital expenditure in 2006 will amount to approximately €220m (2005: €208m). Of this investment, 46% has been allocated to Germany, 15% to the other countries of the European Union and 30% to the U.S. This will enable us to respond to changes in production requirements, to regulatory standards and to technological developments.

Financial position

The balance sheet total was €6,024m on September 30, 2006, 1% below the figure as of December 31, 2005. Non-current assets decreased by 8% to €2,312m. Current assets increased by 4% to €3,712m. The strong increase in cash and cash equivalents by €588m was partly offset by a slight decrease in inventories, receivables and other assets and current securities. Furthermore, the assets relating to our radiopharmaceuticals business which were classified as held for sale as of December 31, 2005, have been disposed of following the closing of the sale in the second quarter of 2006.

Total equity amounted to €3,538m, an increase of 8% compared to December 31, 2005. The increase resulted from the net profit of €466m in the first nine months of 2006 and actuarial gains from defined benefit plans of €66m recognized directly in equity. This was partly offset by currency translation adjustments of €–103m as well as dividend payments of €229m. Furthermore, treasury shares amounting to €74m were purchased during the reporting period, and treasury shares amounting to €124m were sold in order to settle stock option plans. The equity ratio improved to 58.7% compared to 53.8% at the end of 2005.

Non-current liabilities decreased by 12% to €1,018m due to lower pension liabilities. This decrease mainly resulted from actuarial gains arising from the adjustment of the discount rate to the actual interest rate development. Current liabilities decreased by 12% to €1,468m, due to the disposal of the liabilities associated with the radiopharmaceuticals business.

Personnel

Personnel	Q1-3/2006	Q1-3/2005	Change	Year 2005
Employees* (average)	23,589	24,670	–4%	24,560
Personnel costs** (€m)	1,213	1,164	+4%	1,583
*	Full-time equivalents; part-time employees are considered proportionately
**	Wages and salaries, social security as well as support payments, pensions

Number of employees* (end of period)	September 30, 2006	December 31, 2005	Change
Schering AG	6,821	7,023	–3%
Europe Region	5,829	6,879	–15%
United States Region**	2,230	2,355	–5%
Japan Region	1,131	1,232	–8%
Latin America/Canada Region	2,427	2,369	+2%
Asia/Pacific Region	1,702	1,590	+7%
Other employees**	2,910	2,676	+9%
Total	23,050	24,124	–4%
*	Full-time equivalents; part-time employees are considered proportionately
**

Since January 1, 2006, the employees of the Medrad Group are no longer reported as part of the United States Region, but are accounted for under Other Employees. The previous year’s figures have been adjusted accordingly.

In the first nine months of 2006, we recorded a significant decrease in personnel worldwide within the Schering AG Group due mainly to divestitures in the course of the first half year of 2006. The sale of our radiopharmaceuticals business, the divestiture of our production site in Lys-Lez-Lannoy, France, as well as the sale of our stake in the German ALK-Scherax Arzneimittel GmbH led to a reduction of approximately 1,000 employees particularly in the Europe Region. The headcount reduction at Schering AG was mainly the result of a decrease in personnel in production and administration. The personnel reduction in the Japan Region was mainly due to the restructuring of our sales force in this Region. In connection with this restructuring, sales respresentatives transferred to our Japanese dermatology business. This transfer as well as an increase in personnel in the Medrad Group resulted in an increase in Other employees. Adjusted for the personnel reduction in connection with the aforementioned divestitures, headcount in the Schering AG Group remained stable. This was mainly the result of an increase in personnel in marketing and sales and at the same time a reduction in personnel in production.

Changes in the Supervisory Board

At the extraordinary general meeting of Schering AG on September 13, 2006, the shareholders elected Prof. Dr. Friedrich Berschauer, Dr. Hubertus Erlen, Dr. Roland Hartwig, Klaus Kühn, Achim Noack, and Werner Wenning as new shareholder respresentatives of the Supervisory Board.

The Supervisory Board of Schering AG elected Werner Wenning as the Chairman of the Supervisory Board and Dr. Hubertus Erlen as one of the Vice-Chairmen of the Supervisory Board.

Changes in the Executive Board

On September 14, 2006, the Supervisory Board of Schering AG appointed Arthur J. Higgins (Chairman), Werner Baumann and Dr. Gunnar Riemann to the Executive Board of Schering AG effective immediately.

The Executive Board members Dr. Karin Dorrepaal, Prof. Rainer Metternich and Dr. Jörg Spiekerkötter have resigned from the Executive Board effective at the end of the extraordinary general meeting on September 13, 2006.

In this context, the Executive Board has reallocated the responsibilities of its members effective immediately as follows:

Arthur J. Higgins	Werner Baumann	Dr. Ulrich Köstlin	Dr. Gunnar Riemann	Prof. Marc Rubin
Senior Executives Code of Conduct Compliance

Strategy&Business Development

Corporate Communication

Corporate Audit

Industrial Operations& Environment

Procurement

Human Resources

Finance&
Administration

Information
Technology

Corporate Controlling

Corporate Risk Management

		Gynecology&Andrology Diagnostic Imaging Medrad, Inc. Europe Region Japan Region Asia/Pacific Region	Oncology Specialized Therapeutics Intendis GmbH United States Region Latin America/ Canada Region Marketing&Sales	Research Preclinical Development Development

Schering AG shares

Up until March 10, 2006, 774,000 treasury shares were acquired. In the course of the first nine months, 1,638,200 treasury shares were sold in connection with stock option programs. In total, we held 3,135,800 treasury shares on September 30, 2006.

On July 12, 2006, the Bayer Group announced the completion of its public takeover offer for Schering AG. At the time, Bayer controlled 92.4% of the outstanding Schering AG shares. On September 9, 2006, the Bayer Group also announced to have purchased further Schering AG shares and to have increased its holding to more than 95%.

On September 13, 2006, at the extraordinary general meeting, the Schering AG shareholders consented to the domination and profit and loss transfer agreement with the Bayer subsidiary Dritte BV GmbH, and resolved to change the name of Schering AG to “Bayer Schering Pharma Aktiengesellschaft”. As of September 30, 2006, the registration of the domination and profit and loss transfer agreement was not entered in the commercial register.

Schering AG share ratios
	Q1-3/2006	Q1-3/2005	Q3/2006	Q3/2005	Year 2005
Basic earnings per share (€)	2.45	2.53	0.87	0.85	3.26

	Sept. 30, 2006	Sept. 30, 2005	Dec. 31, 2005
Share price (€)	91.69	52.60	56.60
Market capitalization* (€m)	17,504	9,994	10,754
Total equity (€m)	3,538	3,261	3,283
Number of outstanding shares (in millions)	190.9	190.0	190.0
*	Based on the number of outstanding shares

Consolidated Income Statements

€m
	Q1-3/2006	Q1-3/2005	Change	Q3/2006	Q3/2005	Change	Year 2005
Net sales	4,180	3,902	+7%	1,356	1,355	0%	5,308
Cost of sales	–961	–930	+3%	–312	–319	–2%	–1,256
Gross profit	3,219	2,972	+8%	1,044	1,036	+1%	4,052
Costs of
marketing and selling	–1,281	–1,216	+5%	–409	–420	–3%	–1,687
engineering and administration	–380	–379	0%	–117	–132	–11%	–522
research and development	–739	–707	+5%	–239	–248	–4%	–982
Other operating expenses/income	–129	40		1	8		67
thereof: related to takeover offers	–139	–		–14	–		–
Operating profit	690	710	–3%	280	244	+15%	928
Result from investments	13	47		0	2		47
Other financial result	31	–6		11	2		–5
Profit before taxes	734	751	–2%	291	248	+17%	970
Income taxes	–266	–267	0%	–126	–87	+45%	–346
Profit for the period	468	484	–3%	165	161	+2%	624

Attributable to:
Net profit	466	480	–3%	165	160	+3%	619
Minority interest	2	4		0	1		5

Basic earnings per share (€)	2.45	2.53	–3%	0.87	0.85	+2%	3.26
Diluted earnings per share* (€)	2.44	2.52	–3%	0.86	0.84	+2%	3.26
*	Potential dilution from stock options issued as part of Long Term Incentive Plans

Consolidated Balance Sheets

€m
Assets	September 30, 2006	December 31, 2005

Goodwill	365	377
Other intangible assets	275	317
Property, plant and equipment	1,111	1,161
Marketable securities	167	237
Other financial assets	52	72
Deferred taxes	319	323
Other non-current assets	23	32
Non-current assets	2,312	2,519

Inventories	852	959
Receivables and other assets	1,476	1,556
Marketable securities	20	196
Cash and cash equivalents	1,364	776
	3,712	3,487
Assets classified as held for sale	–	97
Current assets	3,712	3,584
Total assets	6,024	6,103

Equity and liabilities	September 30, 2006	December 31, 2005

Issued capital	194	194
Share premium account	334	334
Retained earnings	3,592	3,307
Other reserves	–597	–566
Treasury shares	–3	–4
Equity before minority interest	3,520	3,265
Minority interest	18	18
Total equity	3,538	3,283

Non-current provisions	774	900
Non-current borrowings	215	228
Other non-current liabilities	29	32
Non-current liabilities	1,018	1,160

Current provisions	876	863
Current borrowings	25	27
Other current liabilities	567	611
	1,468	1,501
Liabilities directly associated with assets classified as held for sale	–	159
Current liabilities	1,468	1,660
Total equity and liabilities	6,024	6,103

Consolidated Cash Flow Statements

€m
	Q1-3/2006	Q1-3/2005	Year 2005
Profit for the period	468	484	624
Depreciation, amortization and impairment expense	211	205	348
Other non-cash income and expense	3	8	–52
Net gain/loss on disposal of non-current assets and subsidiaries	–9	–40	–40
Change in inventories and receivables	91	30	16
Change in provisions for pensions	–1	–12	–22
Change in liabilities and current provisions	–30	130	174
Cash flows from operating activities	733	805	1,048

Purchase of non-current assets	–157	–179	–307
Proceeds from disposal of non-current assets	30	75	105
Purchase and sale of marketable securities	230	–185	–184
Proceeds from disposal of subsidiaries net of cash disposed	–98	–	–
Cash flows used in investing activities	5	–289	–386

Dividend payments	–229	–192	–193
Change in borrowings	–15	9	12
Funding of Schering Pension Trust	–	–	–450
Purchase of treasury shares	–74	–	–
Sale of treasury shares	124	–	–
Cash flows used in financing activities	–194	–183	–631

Net change in cash and cash equivalents	544	333	31
Effects of exchange-rate movements on cash and cash equivalents	–10	11	14
Cash and cash equivalents as of January 1	830	785	785
Cash and cash equivalents as of September 30/December 31	1,364	1,129	830
thereof: cash and cash equivalents of the disposal group	–	–	54

Statement of Recognized Income and Expense

€m
	Q1-3/2006	Q1-3/2005	Year 2005
Profit for the period	468	484	624
Derivative hedging instruments
Change in fair value	13	–23	–27
Realized gains/losses	6	–3	3
Available-for-sale securities
Change in fair value	1	2	6
Realized gains/losses	–14	1	1
Actuarial gains and losses in defined benefit pension plans	66	–5	–142
Currency translation adjustment	–103	169	177
Net income recognized directly in equity	–31	141	18
Total recognized income and expense for the period	437	625	642

Attributable to:
Shareholders of Schering AG	435	621	637
Minority interest	2	4	5

Equity Before Minority Interest

€m
				Other reserves
	Issued capital	Share premium account	Retained earnings	Currency translation adjustment	Derivative hedging instruments	Available-for-sale securities	Actuarial gains and losses in defined benefit pension plans	Total	Treasury shares	Equity before minority interest
January 1, 2005	194	334	2,876	–403	13	16	–210	–584	–4	2,816
Total recognized income and expense for the period*	—	—	480	169	–26	3	–5	141	—	621
Dividend payments*	—	—	–190	—	—	—	—	—	—	–190
Purchase of treasury shares and issue to employees	—	—	–5	—	—	—	—	—	—	–5
September 30, 2005	194	334	3,161	–234	–13	19	–215	–443	–4	3,242

January 1, 2006	194	334	3,307	–226	–11	23	–352	–566	–4	3,265
Total recognized income and expense for the period*	—	—	466	–103	19	–13	66	–31	—	435
Share-based payments	—	—	5	—	—	—	—	—	—	5
Dividend payments*	—	—	–229	—	—	—	—	—	—	–229
Purchase of treasury shares	—	—	–73	—	—	—	—	—	–1	–74
Sale of treasury shares	—	—	122	—	—	—	—	—	2	124
Purchase of treasury shares and issue to employees	—	—	–6	—	—	—	—	—	—	–6
September 30, 2006	194	334	3,592	–329	8	10	–286	–597	–3	3,520
*	Excluding minority interest

Segment Reporting

€m
Q1-3/2006	Segment net sales	Internal net sales	External net sales	Change year- on-year	Segment performance*	Change year- on-year	Segment result*	Change year- on-year
Europe Region	2,738	849	1,889	+2%	1,043	+13%	541	+12%(1)
United States Region**	875	0	875	+17%	396	+26%	183	>100%
Japan Region	275	–	275	–13%	91	–21%	24	–53%
Latin America/Canada Region	482	64	418	+26%	197	+45%	123	+68%
Asia/Pacific Region	233	10	223	+21%	108	+33%	55	+67%
Other Activities	562	62	500	+7%	160	+17%	109	+36%
thereof: Medrad**	266	5	261	+18%	78	+22%	52	+30%
thereof: Intendis***	182	4	178	+5%	42	8%	32	+10%
Segment total	5,165	985	4,180	+7%	1,995	+17%	1,035	+27%
Research and development expenses	–	–	–	–	–739	+4.5%	–	–
Production overhead and production variances	–	–	–	–	–163	–14%	–	–
Other	–	–	–	–	–403	>100%	–345(2)	>100%
Schering AG Group	5,165	985	4,180	+7%	690	–3%	690	–3%

€m
Q1-3/2005	Segment net sales	Internal net sales	External net sales	Change year- on-year	Segment performance*	Change year- on-year	Segment result*	Change year- on-year
Europe Region	2,615	759	1,856	+5%	925	+6%	485	+7%
United States Region**	746	0	746	+6%	314	+14%	90	+23%
Japan Region	316	–	316	–2%	115	+31%	51	89%
Latin America/Canada Region	371	40	331	+18%	136	+24%	73	+43%
Asia/Pacific Region	192	7	185	+11%	81	+14%	33	+10%
Other Activities	532	64	468	+17%	137	+22%	80	+82%
thereof: Medrad**	226	4	222	+19%	64	+16%	40	+14%
thereof: Intendis***	173	4	169	+11%	39	+34%	29	>100%
Segment total	4,772	870	3,902	+7%	1,708	+12%	812	+20%
Research and development expenses	–	–	–	–	–707	+4%	–	–
Production overhead and production variances	–	–	–	–	–189	+15%	–	–
Other	–	–	–	–	–102	+29%	–102	+29%
Schering AG Group	4,772	870	3,902	+7%	710	+18%	710	+18%
*

Segment performance and Segment result are presented on a consolidated basis to ensure comparability with external net sales. Segment performance is an internal financial reporting measurement utilized by our management. Under this approach, transfers from our production facilities are charged to the segments at standard production cost. Research and development expenses are not included in Segment performance, as these functions are managed on a worldwide basis.

The Segment result comprises Segment performance less an allocation of research and development expenses and production overhead and production variances. Research and development expenses specifically attributable to individual segments are allocated directly, while all other expenses incurred by our corporate research and development organizations (such as general research, global development activities, and infrastructure) are allocated to the segments on the basis of sales. Production overhead and production variances are allocated on the basis of the production supplied from our production facilities to the individual segments.

**

Since January 1, 2006, the Medrad Group’s business with application technologies is no longer reported as part of the United States Region, but is accounted for in Other Activities. The previous year’s figures have been adjusted accordingly.

***	Based on the net sales of the Intendis Group and net sales of other group companies with dermatology products
(1)	Including expenses related to the disposal of our radiopharmaceuticals business
(2)	Including takeover-related expenses

Further Information

General principles

The Interim Report complies with International Accounting Standard IAS 34.

Valuation and accounting principles

In the preparation of Interim Reports, we apply the same valuation and accounting policies as in the preparation of our Annual Financial Statements 2005.

Changes in consolidated companies

There were no significant changes in consolidated companies.

Currency translation

Translation of the figures from companies outside the European Monetary Union is performed in accordance with the concept of functional currency. The closing-rate method is used for all such companies.

The exchange rates of the currencies that are of particular importance to us developed as follows:

	Closing rate (basis: 1€)		Average rate (basis: 1€)
	September 30, 2006	September 30, 2005	Q1-3/2006	Q1-3/2005
U.S. dollar	1.27	1.20	1.25	1.25
Pound sterling	0.68	0.68	0.68	0.68
Brazilian real	2.75	2.67	2.72	3.08
Japanese yen	149.34	136.25	144.56	135.91

Outlook

For the fiscal year 2006, we expect an organic net sales growth in the high single-digit range for the Schering AG Group. We expect that our top-selling product, Betaferon®, will grow in the double-digit range currency adjusted. For Yasmin®, we expect a continued, strong double-digit net sales growth.

Based on a continued positive business development and positive effects resulting from the ongoing program to increase our efficiency (FOCUS), we expect that the operating margin for 2006 will be in the range of 18.5 to 19 percent (excluding effects from acquistions or divestitures of business activities as well as takeover-related expenses).

Berlin, November 6, 2006

Schering Aktiengesellschaft
The Executive Board

Report on Post-Balance Sheet Date Events

On November 8, 2006 the management of Bayer Schering GmbH (formerly Dritte BV GmbH) announced the resolution to execute the domination and profit and loss transfer agreement. This was preceded by the entry of the agreement in the commercial register on October 27, 2006. Thus, the integration of the pharmaceuticals business of Bayer and Schering into Bayer Schering Pharma can be commenced. In this context, Schering expects substantial revenues from the sale of Schering entities to companies of the Bayer Group as well as restructuring costs. Currently, the financial impact of these activities cannot be reliably estimated.

Berlin, November 24, 2006

Schering Aktiengesellschaft
The Executive Board

Report of the Supervisory Board’s Audit Committee

At the meeting held on November 6, 2006, the Interim Report Q1-3/2006 and the auditor’s review report were presented to the Supervisory Board’s Audit Committee and explained by the Executive Board and the auditor, respectively. The business development, the profit situation and the financial position of the Company were discussed. The Audit Committee approved the Interim Report. Furthermore, the Audit Committee took note of and approved the Report on Post-Balance Sheet Date Events on November 24, 2006.

Berlin, November 24, 2006

Chairman of the Audit Committee
Dr. Karl-Hermann Baumann

Potential Risks

In order to utilize the "Safe Harbor" provision of the U.S. Private Securities Litigation Reform Act of 1995, the Company is providing the following cautionary statement. Certain statements in this Interim Report that are neither reported financial results nor other historical information are forward-looking statements, including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from the past results). Although not exhaustive, the following factors could cause such differences: action by the Company’s competitors or the failure of demand for the Company’s products to develop as anticipated; legislative and regulatory changes and general changes in public health and approaches to healthcare and the treatment of disease; unanticipated difficulties in the design or implementation of clinical trials, studies and investigations, or results that are inconsistent with previous results and the Company’s expectations; the failure to obtain and maintain required authorizations from governmental authorities or the loss of or inability to obtain patent or trademark protection for products; the risk of substantial product liability claims; unexpected costs or difficulties in production or distribution or in integrating the business and operations of the Company. These factors and other factors that could effect these forward-looking statements are described in our Form 20-F and our Form 6-K reports filed with the U.S. Securities and Exchange Commission. The Company disclaims any obligation to publicly update or revise these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

LEGAL INSTRUCTION

After the proposed offer of cash compensation by Bayer Schering GmbH formerly Dritte BV GmbH), a wholly owned subsidiary of Bayer Aktiengesellschaft, in connection with the domination and profit andloss transfer agreement between Bayer Schering GmbH (formerly Dritte BV GmbH) and Schering Aktiengesellschaft, is made available to ScheringAktiengesellschaft shareholders, Schering Aktiengesellschaft will filewith the U.S. Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer ofcash compensation. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft are advised to read such solicitation/recommendation statement when it becomes available because it will contain important information. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft will be able to obtain such solicitation/recommendation statement and other filed documents when they become available free of charge at the U.S. Securities and Exchange Commission?s website (http://www.sec.gov) and at Schering Aktiengesellschaft's website (http://www.schering.de).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, Schering Aktiengesellschaft (the "Company") is providing the following cautionary statement. Except for historical information, statements contained in this Current Report on Form 6-K may constitute forward-looking statements. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "will", "may", "should", "risk" and other similar expressions are predictions of or indicate future events and future trends which do not relate to historical matters but identify forward-looking statements. In addition, this annual report includes forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate and other risks related to financial assets and liabilities and equity price risk. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in many cases, beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by the forward-looking statements and from past results, performance or achievements. Certain factors that may cause such differences include but are not limited to the following:

  governmental factors, including legislative and regulatory changes;
  difficulties and uncertainties related to new product development;
  delays and uncertainties in the product approval process;
  factors affecting our ability to obtain or maintain patent or trademark protection for our key products and processes;
  factors adversely affecting the sale of our key products, including safety or efficacy concerns, increased competition from other products or manufacturing or supply disruptions;
  competitive factors, including pricing and product initiatives of our competitors;
  legal factors, including product liability or other liability claims;
  factors relating to the implementation of strategic, operational and organizational initiatives;
  human resources factors, including our ability to attract and retain qualified personnel;
  economic factors over which we have no control, including changes in inflation, interest rates and foreign currency exchange rates, and overall economic conditions particularly in areas such as Asia, Eastern Europe and Latin America;
  adverse developments in our relationships with our development, manufacturing and marketing partners;
  the impact of future investments, acquisitions and dispositions, and any delays, unexpected costs or other problems experienced in connection with such transactions, including any liabilities associated with the sale of our minority interest in Aventis CropScience;
  changes in environmental laws and regulations, which could cause us to incur significant costs in connection with ongoing compliance or liability for remediation; and
  other risks, uncertainties and factors inherent in our business.

These and other risks, uncertainties and factors are discussed in the Company's Form 20-F Annual Report and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCHERING AKTIENGESELLSCHAFT

By: /s/ Dr. Christof Ehrhart
Name: Dr. Christof Ehrhart
Title: Head Corporate Communication
Schering AG

By: /s/ Oliver Renner
Name: Oliver Renner
Title: Head Corporate Business Communication
Schering AG

Date: November 27, 2006